As filed with the Securities and Exchange Commission on May 10, 2004



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ..............N/A................

                                            [NEWSKIES SATELLITES LOGO - OMITTED]

                    New Skies Reports First Quarter Results


THE HAGUE, Netherlands, May 5, 2004 - New Skies Satellites N.V. (AEX, NYSE:
NSK), the global satellite communications company, today reported financial results for the first quarter ended March 31, 2004. Revenues for the quarter were $51.9 million, EBITDA(1) was $26.4 million, and net income was $0.1 million, or $0.00 diluted earnings per share.

Commenting on the results, New Skies CEO Dan Goldberg said:

          Revenues in the first quarter were consistent with the same period last year, although down from the previous quarter. This is a reflection of the fact that markets remain challenging and excess capacity continues to place downward pressure on rates. Notwithstanding a reduction in certain discretionary spending, operating expenses - excluding depreciation - were up $2.4 million over the first quarter last year owing to higher in-orbit insurance costs from NSS-6 and -7 and certain one-time costs relating to the exploration of a strategic opportunity in the quarter.

          The increase in operating expenses coupled with higher depreciation charges arising from the launch of NSS-6 resulted in a reduction of net income of $3.4 million. Although net income is down, positive free cash flow(2) is nearly three times higher than the same period last year given that our committed capital expenditure program is coming to a close.

          Since the start of the year we've been successful in securing a number of important opportunities that will be of substantial benefit in this year and beyond. Most significant for 2004 is that we resolved with Intelsat a number of longstanding matters associated with the coordination of certain orbital locations in the Atlantic Ocean region, the Indian Ocean region and over the Americas.

--------

(1) See definition of EBITDA and "Reconciliation of EBITDA (adjusted) to net income (loss)" in "Note 1 of Notes to the consolidated quarterly financial information".

(2) See definition of free cash flow and "Reconciliation of net cash provided by operating activities to free cash flow from operations" in Note 2 of Notes to the consolidated quarterly financial information.

          The resolution of these issues safeguards our planned operations in the Atlantic Ocean region as well as for our NSS-8 satellite now under construction. Additionally, by agreeing not to bring into use a satellite at our 120.8 degrees west longitude location in order to ensure the long term, interference-free operation of Intelsat's IA-13 satellite, Intelsat will make a one-time cash payment to New Skies of $32 million. We intend to recognize this payment in the second quarter of this year and, as a result, are increasing our 2004 guidance. We now anticipate that revenues, EBITDA, and free cash flow will come in at record high levels.

          I'm also pleased that we secured last quarter a number of important government, data, and video services requirements, including a multi-transponder agreement on our NSS-6 satellite with the Indian Space Research Organization (ISRO) for the direct-to-home (DTH) satellite television platform of Doordarshan, India's national broadcaster. With its diverse programming and broad base of viewers, Doordarshan's platform will make NSS-6 a leading DTH satellite for the Indian subcontinent and attractive to other users.

          In sum, although the market continues to suffer from excess capacity and downward pressure on prices, I'm pleased that we've been able to conclude a number of important commercial arrangements that position us well for this year and beyond.

Financial highlights:

For the three-month period ended March 31, 2004, New Skies achieved the following financial results:

>> Revenues for the first quarter were $51.9 million, in-line with $52.0 million for the same period in 2003.

>> Total operating expenses for the quarter were $51.3 million as compared with $45.9 million in the same quarter last year. The overall increase relates specifically to an increase in depreciation of $2.9 million in respect of full quarter impact of our newer NSS-6 satellite deployed in mid-February 2003, full quarter impact of in-orbit insurance of $1.5 million on NSS-6 and NSS-7, and certain costs relating to the exploration of a strategic opportunity.

>> Net income for the three-month period ended March 31, 2004 was $0.1 million compared to $3.6 million in 2003. EBITDA (earnings before interest, taxes, depreciation and amortization) for the three-month period ended March 31, 2004 was $26.4 million, as compared to $29.0 million in the same period in 2003.

>> The company achieved a positive free cash flow position of $27.2 million for the three-month period ended March 31, 2004 compared to $9.7 million in the same period in 2003.

>> Backlog at the end of the first quarter 2004 was $645 million, approximately three times annual revenues, compared to $672 million at December 31, 2003.

Operating highlights:

>> New Skies signed a number of significant agreements for video services in the quarter. Globecast signed for capacity to distribute up to 11 Arabic television channels worldwide for the Arab States Broadcasting Union. ISRO (Indian Space Research Organization) signed for multiple high-powered 36 MHz Ku-band transponders on NSS-6. This capacity will support the launch of the world's largest free-to-air DTH service for Doordarshan, India's national broadcaster. And, Frontage Satellite Television, Nigeria's first indigenous pay-TV operator, signed for capacity on NSS-7 to launch their new DTH service.

>> Among a number of important data, IP and voice services contracts signed was a 10-year agreement with Telenor Satellite Services for NSS-5 capacity to provide cruise liners and commercial vessels throughout the Pacific Ocean with access to Internet, voice and data communications. New Skies also signed a contract with Microspace Communications for video, audio and data content distribution throughout Latin America over the NSS-806 satellite. The agreement includes customer equipment co-location and other value-added teleport services via New Skies' Washington D.C. mediaport.

>> Government services continued to play an important role as New Skies signed significant contracts with Comsat Government Services, Spacelink and SES Americom. Raytheon was a new customer for government services.

>> New Skies built on its strategy of partnering with industry-leading teleports by signing an agreement with Greece's UNITEL Hellas S.A. for teleport services. The new teleport, located near Athens, will serve as a major Middle East gateway to Europe, Africa and Asia Pacific, relaying broadband Internet, voice and data traffic, as well as digital video transmissions via the NSS-6 satellite.

>> Additionally, New Skies supported special events programming including Formula One Racing and HDTV for ABC, BT Broadcast Services, CNN, EBU, NHK, NTL, RAI, Reuters, and TV Globo among others.

Recent developments:

     In April, New Skies reached a comprehensive agreement with Intelsat relating to certain longstanding orbital slot coordination matters. Under the terms of the agreement, New Skies has agreed not to bring a satellite into use at our 120.8 degrees west longitude location in order to ensure Intelsat's IA-13 satellite will be able to operate at 121 degrees west longitude without interference. In return, Intelsat will make a one-time payment to New Skies of $32 million. Both parties also resolved all outstanding coordination issues regarding operations at 340 degrees east longitude and 57 degrees east longitude, safeguarding New Skies' planned operations in the Atlantic Ocean region and for our NSS-8 satellite, planned for operation in the Indian Ocean region.

About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, data, voice, and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government entities around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, the Netherlands, and has offices in Beijing, Hong Kong, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.

Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 p.m. (CET). To listen in please dial +44 20 7162 0125, passcode "New Skies."

The call will also be webcast live on the New Skies web site at:
http://www.newskies.com/ir.

The conference call will be available for replay, 24 hours a day for the subsequent 5 working days and will also be archived on New Skies' website. The international dial in number is +44 20 8288 4459 (for the UK only on free phone number: 0500 637 880) Passcode: 918032.

For enquiries, please contact:
Elizabeth Hess
Corporate Communications, New Skies Satellites                +31 70 306 4133
ehess@newskies.com                                            +31 6 2906 2492
------------------

Boris Djordjevic
Investor Relations, New Skies Satellites                      +31 70 306 4183
bdjordjevic@newskies.com

Leon Melens                                                   +31 20 647 8181
SPJ
lmelens@spj.n1
--------------

Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2002. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated balance sheets

March 31, 2004 and December 31, 2003
(In thousands of U.S. Dollars, except share data)
---------------------------------------------------------------------------------------------------------
                                                                  March 31,           December 31,
                                                                     2004                  2003
                                                              --------------------  ---------------------
                                                                 (unaudited)
Assets
Current Assets
Cash and cash equivalents                                     $           49,451    $            23,253
Trade receivables                                                         43,763                 41,870
Prepaid expenses and other assets                                         12,107                 14,782
                                                              --------------------  ---------------------
Total Current Assets                                                     105,321                 79,905

Communications, plant and other property, net                          1,003,012              1,026,580
Deferred tax asset                                                         8,464                  8,748
Other assets                                                                 431                    603
                                                              --------------------  ---------------------

TOTAL                                                         $       1,117,228     $        1,115,836
                                                              ====================  =====================

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities                      $           20,914    $            17,518
Income taxes payable                                                      32,079                 32,346
Deferred revenues and other liabilities                                    6,821                  8,138
Satellite performance incentives                                           6,494                  6,429
                                                              --------------------  ---------------------
Total Current Liabilities                                                 66,308                 64,431

Long Term Liabilities                                                     47,852                 49,615

Shareholders' Equity
Governance preference shares (227,530,000 shares                             -                      -
   authorized, par value (euro)0.05; none issued)
Cumulative preferred financing shares (22,753,000 shares                     -                      -
   authorized,  par value(euro)0.05; none issued)
Ordinary Shares (204,777,000 shares authorized, par value
   (euro)0.05; 118,015,138 and 117,668,652 shares issued,                  5,453                  5,431
   respectively)
Additional paid-in capital                                               927,075                926,109
Retained earnings                                                         67,994                 67,854
Unearned compensation                                                      (114)                  (179)
Accumulated other comprehensive income                                     2,660                  2,575
                                                              --------------------  ---------------------
Total Shareholders' Equity                                             1,003,068              1,001,790
                                                              --------------------  ---------------------

TOTAL                                                         $        1,117,228    $         1,115,836
                                                              ====================  =====================

New Skies Satellites N.V. and Subsidiaries
Consolidated statements of income

Three-month periods ended March 31, 2004 and 2003 (unaudited)
(In thousands of U.S. dollars, except share data)

                                          Three-month period ended March 31
                                              2004                 2003
                                              ----                 ----

Revenues                               $           51,855    $         52,011
                                       --------------------- -------------------

Operating expenses:
Cost of operations                                 13,752              12,580
Selling, general and administrative                11,687              10,434
Depreciation                                       25,868              22,925
                                       --------------------- -------------------
Total Operating Expenses                           51,307              45,939

                                       --------------------- -------------------
Operating Income                                      548               6,072

Interest expense, net                                 330                 480
                                       --------------------- -------------------
Income Before Income Tax Expense                      218               5,592

Income tax expense                                     78               2,013
                                       --------------------- -------------------
Net Income                             $              140    $          3,579
                                       ===================== ===================

Basic and Diluted Earnings Per Share   $             0.00    $           0.03
                                       ===================== ===================

New Skies Satellites N.V. and subsidiaries
Consolidated statements of cash flows


Three-month periods ended March 31, 2004 and 2003 (unaudited)
(In thousands of U.S. Dollars)
-----------------------------------------------------------------------------------------

                                                     Three-month period ended March 31
                                                          2004               2003
                                                     ----------------- ------------------

  Cash flows from operating activities:
  Net income                                         $          140    $         3,579

  Adjustments for non-cash items:
     Depreciation                                             25,868             22,925
     Deferred taxes                                              246                329
     Amortization of unearned stock compensation                 660                358

  Changes in operating assets and liabilities:
     Trade receivables                                        (1,874)            (2,816)
     Prepaid expenses and other assets                         2,685              2,356
     Accounts payable and accrued liabilities                  3,403                713
     Income taxes payable                                       (264)               776
     Other liabilities                                        (1,453)            (3,059)
                                                     ----------------- ------------------
  Net Cash Provided By Operating Activities                   29,411             25,161
                                                     ----------------- ------------------

  Cash flows from investing activities:
     Payments for communication, plant and other
       Property                                               (2,185)           (15,434)
                                                     ----------------- ------------------
  Net Cash Used In Investing Activities                       (2,185)           (15,434)
                                                     ----------------- ------------------

  Cash flows from financing activities:
     Short-term borrowings                                       -               15,000
     Treasury stock acquired                                     -              (28,950)
     Stock options exercised                                     394                -
     Satellite performance incentives and other               (1,411)              (523)
                                                     ----------------- ------------------
  Net Cash Used In Financing Activities                       (1,017)           (14,473)
                                                     ----------------- ------------------

  Effect of exchange rate differences                            (11)              (104)
                                                     ----------------- ------------------

  Net change in cash and cash equivalents                     26,198             (4,850)
  Cash and cash equivalents, beginning of period              23,253              8,329
                                                     ----------------- ------------------
  Cash and cash equivalents, end of period           $        49,451   $          3,479
                                                     ================= ==================


Cash payments for interest (net of amounts capitalized) were nil for the three-month periods ended March 31, 2004 and 2003. Income taxes paid amounted to $0.4 million and $1.0 million for the three-month periods ended March 31, 2004 and 2003, respectively.

New Skies Satellites N.V. and subsidiaries
Notes to the consolidated quarterly financial information

Three-month periods ended March 31, 2004 and 2003 (unaudited)

(1)  Reconciliation of EBITDA to net income
     New Skies believes earnings before interest, taxes, depreciation, amortization and other expenses, primarily financing costs relating to the revolving credit facility, (EBITDA) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA is reconciled to net income (loss) as follows:

        (in thousands of U.S. dollars)             Three-month period ended
                                                           March 31,
                                                 2004                 2003
                                          ----------------    -----------------

        Net income                         $          140      $        3,579
        Income tax expense                             78               2,013
        Interest expense                              402                 491
        Interest expense capitalized                 (402)               (491)
        Interest-financing costs                      330                 480
        Depreciation                               25,868              22,925
                                          ----------------    -----------------
        EBITDA                             $       26,416      $       28,997
                                          ================    =================


(2) Reconciliation of net cash provided by operating activities to free cash flow from operations
     New Skies believes free cash flow from operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Free cash flow from operations is not presented as an alternative measure of cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. Free cash flow from operations as presented herein may not be comparable to similarly titled measures reported by other companies. Free cash flow from operations is reconciled to net cash provided by operating activities as follows:

     (in thousands of U.S. dollars)           Three-month period ended
                                                      March 31,
                                            2004                    2003
                                        --------------      ---------------

     Net cash provided by operating
       activities                        $    29,411        $   25,161
     Payments for communication,
       plant and other property               (2,185)          (15,434)
                                        --------------      ---------------
     Free cash flow from operations      $    27,226        $    9,727
                                        ==============      ===============


(3)  Stock based compensation
     Effective January 1, 2003, New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123, Accounting for Stock-Based Compensation, transitioning via the prospective method. The following table illustrates the effect on net income (loss) and earnings
     (loss) per share if New Skies had applied the fair value recognition provisions of SFAS 123 for all stock-based compensation awards.


     (in thousands of U.S. dollars, except share data)          Three-month period ended
                                                                        March 31,
                                                                   2004              2003
                                                            -------------    --------------

     Net income, as reported                                $        140     $       3,579
     Add: Stock-based employee compensation expense
        included in reported net income, net of taxes                470               242
     Less: Total stock-based employee compensation
        expense determined under fair value based
         method for all awards, net of taxes                        (995)           (1,362)
                                                            -------------    --------------
     Pro forma net (loss) income                            $       (385)    $       2,459
                                                            =============    ==============

     Earnings per share:
        Basic and diluted, as reported                      $       0.00     $        0.03
                                                            =============    ==============
            Basic and diluted, pro forma                    $       0.00     $        0.02
                                                            =============    ==============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By: /s/ Andrew Browne
----------------------------
Name: Andrew Browne
Title: CFO and Management Board Member




Date: May 10, 2004